Registration Statement No. 333-196387
Filed Pursuant to Rule 424(b)(2)
Pricing Supplement dated April 25, 2017, to the Prospectus dated June 27, 2014, the Prospectus Supplement dated June 27, 2014, and the Product Supplement dated October 1, 2015
US$250,000
Senior Medium-Term Notes, Series C
Autocallable Barrier Notes with Contingent Coupon due April 30, 2021
Linked to the VanEck VectorsTM Gold Miners ETF

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The notes are designed for investors who seek contingent interest payments if the closing price of the VanEck VectorsTM Gold Miners ETF (the “Reference Stock”) is equal to or greater than the Interest Observation Price (as defined below) on each applicable Interest Observation Date.  If the notes are not automatically redeemed, investors should be willing to accept a payment at maturity that will not exceed the principal amount and be willing to lose 1% of their principal amount for each 1% that the price of the Reference Stock decreases, if that decrease as of the Valuation Date exceeds 35.00% of its price on the Pricing Date.

•	Investors in the notes should be willing to lose up to 100% of their principal amount at maturity.

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The notes will pay Contingent Interest on each quarterly Interest Payment Date equal to 2.25% of the principal amount ($22.50 per $1,000 in principal amount) if the closing price of the Reference Stock on the applicable Interest Observation Date is equal to or greater than the Interest Observation Price (which is equal to 65.00% of the Initial Stock Price). Accordingly, the maximum return on the notes will be 9.00% per annum.  However, if the closing price of the Reference Stock is less than the Interest Observation Price on an Interest Observation Date, the notes will not pay the Contingent Interest for that Interest Observation Date.

•	The notes will be redeemed prior to maturity if, on any Call Date, the closing price of the Reference Stock is greater than the Initial Stock Price.

•	All payments on the notes are subject to the credit risk of Bank of Montreal. The notes will not be listed on any securities exchange.

•	The offering priced on April 25, 2017, and the notes will settle through the facilities of The Depository Trust Company on April 28, 2017.

•	The notes are scheduled to mature on April 30, 2021.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06367TVM9.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this pricing supplement, the estimated initial value of the notes is $948.30 per $1,000 in principal amount, based on the terms set forth above. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$32.50	US$967.50

Total	US$250,000	US$8,125.00	US$241,875.00

(1)    Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be between $967.50 and $1,000 per $1,000 in principal amount.

BMO Capital Markets

Key Terms of the Notes:

Reference Stock:	VanEck VectorsTM Gold Miners ETF (Bloomberg symbol: GDX). See the section below entitled “The Reference Stock” for additional information about the Reference Stock.

Contingent Interest:
If the price of the Reference Stock on the applicable Interest Observation Date is greater than or equal to the Interest Observation Price, Contingent Interest will be paid on the applicable Interest Payment Date.  The Contingent Interest per quarterly interest period is 2.25%, which is equal to 9.00% per annum.

Interest Observation Dates:
July 26, 2017, October 26, 2017, January 26, 2018, April 25, 2018, July 26, 2018, October 26, 2018, January 28, 2019, April 25, 2019, July 26, 2019, October 28, 2019, January 28, 2020, April 27, 2020, July 28, 2020, October 27, 2020, January 26, 2021 and the Valuation Date.

Interest Observation Price:	65.00% of the Initial Stock Price.

Interest Payment Dates:
Contingent Interest on the notes, if any, will be paid in quarterly installments of $22.50 per $1,000 in principal amount of the notes on the third business day following an Interest Observation Date, provided that the final Interest Payment Date is the Maturity Date.

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than the Initial Stock Price, the notes will be automatically redeemed.

Payment Upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, investors will receive $1,000 for each $1,000 in principal amount of the notes, plus the Contingent Interest applicable to that date. No additional Contingent Interest will be paid after the notes are redeemed.

Call Dates:
January 26, 2018, April 25, 2018, July 26, 2018, October 26, 2018, January 28, 2019, April 25, 2019, July 26, 2019, October 28, 2019, January 28, 2020, April 27, 2020, July 28, 2020, October 27, 2020, January 26, 2021 and the Valuation Date.

Call Settlement Dates:	The third business day following a Call Date.

Payment at Maturity (if held to the Maturity Date):
If the notes are not automatically redeemed, the payment at maturity for each of the notes will be a cash payment per $1,000 in principal amount of the notes (the “Payment at Maturity”) based on the Final Stock Price, determined on the Valuation Date, and calculated as follows:

•      If the Final Stock Price is greater than or equal to the Trigger Price on the Valuation Date, the Payment at Maturity will be $1,000 plus the Contingent Interest otherwise due as described above.

•      If the Final Stock Price is less than the Trigger Price on the Valuation Date, the Payment at Maturity will be less than the principal amount, resulting in a loss that is proportionate to the decrease in the price of the Reference Stock from the Pricing Date to the Valuation Date, calculated as follows:

$1,000 + ($1,000 x Percentage Change)

Trigger Price:	$14.44, which is 65% of the Initial Stock Price (rounded to two decimal places)

Initial Stock Price:	$22.22, which was the closing price of one share of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of one share of the Reference Stock on the Valuation Date.

Percentage Change:	Final Stock Price – Initial Stock Price, expressed as a percentage. Initial Stock Price

Monitoring Period:	The Valuation Date.

Physical Delivery Amount:	Not applicable. The payment at maturity is payable only in cash.

Pricing Date:	April 25, 2017

Settlement Date:	April 28, 2017

Valuation Date:	April 27, 2021. The Valuation Date will be the final Interest Observation Date.

Maturity Date:	April 30, 2021

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated October 1, 2015, the prospectus supplement dated June 27, 2014 and the prospectus dated June 27, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated October 1, 2015: http://www.sec.gov/Archives/edgar/data/927971/000121465915006904/j101150424b5.htm

•	Prospectus supplement dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254915/d750935d424b5.htm

•	Prospectus dated June 27, 2014: https://www.sec.gov/Archives/edgar/data/927971/000119312514254905/d749601d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. If the notes are not automatically redeemed, the payment at maturity will depend on whether the Final Stock Price is less than the Trigger Price. If the Final Stock Price of the Reference Stock on the Valuation Date is below the Trigger Price then you will lose 1% of the principal amount of the notes for every 1% that the Final Stock Price is less than the Initial Stock Price.  Accordingly, you may lose the entire principal amount of your notes.

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You may not receive any Contingent Interest with respect to your notes. — We will not necessarily make periodic coupon payments on the notes. If the closing price of the Reference Stock on an Interest Observation Date is less than the Interest Observation Price, we will not pay you the Contingent Interest applicable to that Interest Observation Date. If the closing price of the Reference Stock is less than the Interest Observation Price on each of the Interest Observation Dates, we will not pay you any Contingent Interest during the term of the notes, and you will not receive a positive return on the notes. Furthermore, the non-payment of the Contingent Interest on the final Interest Observation Date will coincide with a loss of principal on the notes, because in such a case, the Final Stock Price will be less than the Trigger Price.

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Your potential return on the notes is limited. — The return on the notes is limited to the pre-specified Contingent Interest, regardless of any increase in the price of the Reference Stock.  As a result, the return on an investment in the notes could be less than the return on a direct investment in the Reference Stock. In addition, the total return on the notes will vary based on the number of Interest Observation Dates on which the Contingent Interest is payable prior to maturity.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than its Initial Stock Price. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or securities included in the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the agent’s commission, and the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Reference Stock, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely to be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning the Reference Stock or a security directly linked to the Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned the Reference Stock or a security directly linked to the performance of the Reference Stock and held that investment for a similar period.  Your notes may trade quite differently from the Reference Stock.  Changes in the price of the Reference Stock may not result in comparable changes in the market value of your notes.  Even if the price of the Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Reference Stock increases. In addition, any dividends or other distributions paid on the Reference Stock will not be reflected in the amounts payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the Reference Stock, or any securities held by the Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Reference Stock or such other securities.

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Changes that affect the index underlying the Reference Stock will affect the market value of the notes and the amount you will receive at maturity. — The policies of NYSE Arca, the sponsor of NYSE Arca Gold Miners Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amounts payable on the notes, and the market value of the notes prior to maturity.  The amounts payable on the notes and their market value could also be affected if NYSE Arca changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if NYSE Arca discontinues or suspends the calculation or publication of the Underlying Index.

NYSE Arca is not an affiliate of ours and will not be involved in any offerings of the notes in any way.  Consequently, we have no control over the actions of NYSE Arca, including any actions of the type that would require the calculation agent to adjust the payments to you on the notes. NYSE Arca has no obligation of any sort with respect to the notes.  Thus, NYSE Arca has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to NYSE Arca.

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Adjustments to the Reference Stock could adversely affect the notes. — Van Eck Associates Corporation (“Van Eck”), as the sponsor of the Reference Stock, is responsible for calculating and maintaining the Reference Stock. Van Eck can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time.  If one or more of these events occurs, the calculation of the amounts payable on the notes may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amounts payable on the notes and/or the market value of the notes.

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We and our affiliates do not have any affiliation with the investment advisor of the Reference Stock and are not responsible for its public disclosure of information. — Van Eck, as the investment advisor of the Reference Stock, advises the Reference Stock on various matters including matters relating to the policies, maintenance and calculation of the Reference Stock. We and our affiliates are not affiliated with Van Eck in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Stock. Van Eck is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about Van Eck or the Reference Stock contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Reference Stock.

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The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

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The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including purchasing or selling securities included in the Reference Stock, or futures or options relating to the Reference Stock, or other derivative instruments with returns linked or related to changes in the performance of the Reference Stock.  We or our affiliates may also engage in trading of shares of the Reference Stock or securities included in the Underlying Index from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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The Holdings of the Reference Stock Are Concentrated in the Gold and Silver Mining Industries. — All or substantially all of the equity securities held by the Reference Stock are issued by gold or silver mining companies. An investment in the notes linked to the Reference Stock will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the notes may have increased volatility as the share price of the Reference Stock may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

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Relationship to gold and silver bullion. — The Reference Stock invests in gold and silver mining companies, but not in gold bullion or silver bullion. The Reference Stock may under- or over-perform gold bullion and/or silver bullion over the term of the notes.

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You must rely on your own evaluation of the merits of an investment linked to the Reference Stock. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Reference Stock or the securities held by the Reference Stock.  One or more of our affiliates have published, and in the future may publish, research reports that express views on Reference Stock or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to Reference Stock at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

Since the Reference Stock is the type of financial asset described under Section 1260 of the Internal Revenue Code, while the matter is not entirely clear, there exists a substantial risk that an investment in the notes is a “constructive ownership transaction” to which Section 1260 of the Internal Revenue Code applies.  If Section 1260 of the Internal Revenue Code applies, all or a portion of any long-term capital gain recognized by a holder in respect of the notes will be recharacterized as ordinary income and certain interest charges may apply.  See the section entitled “Supplemental U.S. Federal Tax Considerations—Potential Application of Section 1260 of the Internal Revenue Code” in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “Supplemental U.S. Federal Income Tax Considerations” in this pricing supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Examples of the Hypothetical Payments for a $1,000 Investment in the Notes

The following examples illustrate the hypothetical payments at maturity on a $1,000 investment in the notes, based on a hypothetical Initial Stock Price of $100, and a hypothetical Trigger Price and hypothetical Interest Observation Price of $65.00 (65.00% of the hypothetical Initial Stock Price).  The examples reflect a maximum per annum interest rate of 9% per annum

The hypothetical examples shown below are intended to help you understand the terms of the notes, and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock relative to its Initial Stock Price.  Your total return on the notes will depend on (i) whether or not the notes are called on any of the Call Dates prior to maturity; (ii) the number of contingent interest payments you receive on the applicable Interest Payment Dates and (iii) if the notes are not called prior to maturity, the actual cash amount that you will receive will depend upon the Final Stock Price of the Reference Stock on the Valuation Date, and whether or not it is below the Trigger Price.

Example 1 — The notes are called on the first Call Date. In addition, the contingent interest payment was paid on the first two interest payment dates.
Hypothetical Stock Price on the First Call Date	Percentage Change	Total Payment Received on the First Call Settlement Date			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$105.00	+5%	$1,000.00 (100%)	$67.50 (Three Interest Payments)	$1,067.50	6.75%
Since the closing price of the Reference Stock on the first Call Date is above the Initial Stock Price, the notes are called, and you will receive on the applicable Call Settlement Date the sum of your principal amount plus the first three interest payments.  You would not receive any further payment on the notes.

Example 2 — The notes are not called during their term, the closing price of the Reference Stock on one of the Interest Observation Dates is below the Interest Observation Price, and the Final Stock Price is above the Trigger Price.
Hypothetical Final Stock Price on the Valuation Date	Percentage Change	Total Payment Received by the Maturity Date.			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$90.00	-10%	$1,000.00 (100%)	$337.50 (Fifteen Interest Payments)	$1, 337.50	33.75%
Since the notes are not called prior to maturity and the Final Stock Price is above the Trigger Price, you will receive at maturity your full principal amount, even though the Final Stock Price is less than the Initial Stock Price.  However, since the closing price of the Reference Stock on one of the sixteen Interest Observation Dates is below the Interest Observation Price, you would have only received fifteen previous interest payments on the relevant Interest Payment Dates during the term of the notes. Therefore, the total return on the notes will equal the sum of your principal amount plus the fifteen interest payments you received (which includes the final interest payment).

Example 3 — The notes are not called during their term, on nine of the prior Interest Observation Dates the closing price of the Reference Stock below the Interest Observation Price, and the Final Stock Price is below the Trigger Price.
Hypothetical Final Stock Price on the Valuation Date	Percentage Change	Total Payment Received by the Maturity Date.			Total Return (%)
		Principal Returned	Interest Received	Total Payment
$60.00	-40%	$600.00 (60%)	$135.00 (Six Interest Payments)	$735.00	-26.50%
The notes are not called prior to maturity; however, the Final Stock Price is less than the Trigger Price. Therefore, instead of your full principal, you will receive at maturity a cash amount equal to:

$1,000 + ($1,000 x Percentage Change)

Since the closing price of the Reference Stock on nine of the Interest Observation Dates is below the Interest Observation Price, you would have only received six previous interest payments on the applicable Interest Payment Date. In addition, you will not receive the final interest payment, since the Final Stock Price is below the Interest Observation Price on the final Interest Observation Date.  The total return on the notes will reflect the sum of the six interest payments you received and the loss on your principal, therefore a total return that is negative.

Supplemental U.S. Federal Income Tax Considerations

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material U.S. tax considerations relating to the notes.  It does not purport to be a complete analysis of all tax considerations relating to the notes.  Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes.  This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus).  It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes. Bank of Montreal intends to treat conditional interest payments with respect to the notes as U.S. source income for U.S. federal income tax purposes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Reference Stock or any of the entities whose stock is owned by the Reference Stock would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the Reference Stock or any of the entities whose stock is owned by the Reference Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the Reference Stock or any of the entities whose stock is owned by the Reference Stock and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract in respect of the Reference Stock for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  Although the U.S. federal income tax treatment of the conditional interest payments is uncertain, we intend to take the position, and the following discussion assumes, that such conditional interest payments (including any interest payment on or with respect to the maturity date) constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are treated as described above, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, it would be reasonable for a United States holder to take the position that it will recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a United States holder receives at such time (other than amounts properly attributable to any interest payments, which would be treated, as described above, as ordinary income) and the United States holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Potential Application of Section 1260 of the Internal Revenue Code

Since the Reference Stock is the type of financial asset described under Section 1260 of the Code (i.e., equity interests in partnerships, a “Section 1260 Financial Asset”), while the matter is not entirely clear, there exists a substantial risk that an investment in the notes is a “constructive ownership transaction” to which Section 1260 of the Code applies.  If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”).  In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, redemption or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption or settlement).

If an investment in the notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. holder in respect of the notes will be recharacterized as ordinary income.  It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the notes will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the notes, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such holder would have had if such holder had acquired an amount of the Reference Stock at fair market value on the original issue date for an amount equal to the issue price of the notes and sold such amount of the Reference Stock upon the date of sale, exchange, redemption or settlement of the notes  at fair market value. To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the notes.

Under Section 1260 of the Code, there is a presumption that the net underlying long-term capital gain is zero (with the result that the recharacterization and interest charge described above would apply to all of the gain from the notes that otherwise would have been long-term capital gain), unless the contrary is demonstrated by clear and convincing evidence. Holders will be responsible for obtaining information necessary to determine the net underlying long-term capital gain with respect to the Index constituents, as we do not intend to supply holders with such information.  Holders should consult with their tax advisor regarding the application of the constructive ownership rules to their notes and the calculations necessary to comply with Section 1260 of the Code.

Alternative Treatments

Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument.  If the notes are so treated, a United States holder would generally be required to accrue interest currently over the term of the notes irrespective of the Contingent Interest, if any, paid on the notes.  In addition, any gain a United States holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any interest payments, and they sought taxpayer comments on the subject.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the conditional interest payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Interest paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the conditional interest payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the conditional interest payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

Except as discussed below, a non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any interest which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the notes, and following such occurrence the notes could be treated as delta-one specified ELIs that are subject to withholding on dividend equivalent payments. Non-United States holders that enter, or have entered, into other transactions in respect of the Reference Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.  If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.  Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the notes.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules.   Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date was determined based on the market conditions on the Pricing Date.

The Reference Stock

We have derived the following information regarding the Reference Stock from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Reference Stock and the Reference Stock will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Reference Stock or to the securities in the Underlying Index. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to the Reference Stock in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Reference Stock have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock could affect the value of the shares of the Reference Stock and therefore could affect the Payment at Maturity.

The selection of the Reference Stock is not a recommendation to buy or sell the shares of the Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Stock. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to the Reference Stock may be obtained through the SEC’s website at http://www.sec.gov.

The Reference Stock is an investment portfolio maintained, managed and advised by Van Eck. The VanEck VectorsTM ETF Trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Reference Stock.

The Reference Stock is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.”

The Reference Stock seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca. The Underlying Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver.

The Reference Stock utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Stock will invest in all of the securities which comprise the Underlying Index. The Reference Stock will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by NYSE Arca. Such information reflects the policies of, and is subject to change by, NYSE Arca. We have not independently verified the accuracy or completeness of such information. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index includes common stocks, ADRs and GDRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors.  Generally, this will include exchanges in most developed markets and major emerging markets, and will include companies that are cross-listed, e.g., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The Underlying Index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that were included in the Underlying Index prior to September 23, 2013).  Also, the Underlying Index maintains exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the Underlying Index weight at each rebalance.

Only companies with market capitalizations greater than $750 million that have an average daily volume of at least 50,000 shares over the past three months and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the Underlying Index. Starting in December 2013, for companies that were included in the Underlying Index prior to September 23, 2013, the market capitalization requirement at each rebalance became $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion. The Underlying Index’s benchmark value was 500.00 at the close of trading on December 20, 2002.

Calculation of the Underlying Index. The Underlying Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the Underlying Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance.  The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Components will be removed from the Underlying Index during the quarterly review if (1) the market capitalization falls below $450 million, or (2) the traded average daily shares for the previous three months is lower than 30,000 shares and the traded average daily value for the previous three months is less than $600,000.

At the time of the quarterly rebalance, the component security quantities will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)
the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 45% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the Underlying Index’s diversification rules.

Changes to the index composition and/or the component security weights in the Underlying Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantity of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the Underlying Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Performance of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through the Pricing Date.

The historical prices of the Reference Stock are provided for informational purposes only. You should not take the historical prices of the Reference Stock as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the Reference Stock

		High (in $)	Low (in $)
2008	First Quarter	56.42	46.75
	Second Quarter	51.43	42.53
	Third Quarter	50.84	28.10
	Fourth Quarter	33.77	16.37

2009	First Quarter	38.57	28.20
	Second Quarter	44.55	30.97
	Third Quarter	48.00	35.14
	Fourth Quarter	54.78	41.87

2010	First Quarter	50.17	40.24
	Second Quarter	54.06	46.40
	Third Quarter	56.66	47.09
	Fourth Quarter	63.80	54.28

2011	First Quarter	60.80	53.12
	Second Quarter	63.95	51.78
	Third Quarter	66.63	53.74
	Fourth Quarter	63.30	50.06

2012	First Quarter	57.47	48.75
	Second Quarter	50.37	39.34
	Third Quarter	54.81	40.70
	Fourth Quarter	54.25	44.85

2013	First Quarter	47.09	35.91
	Second Quarter	37.45	22.22
	Third Quarter	30.43	22.90
	Fourth Quarter	26.52	20.39

2014	First Quarter	27.73	21.27
	Second Quarter	26.45	22.04
	Third Quarter	27.43	21.36
	Fourth Quarter	21.94	16.59

2015	First Quarter	22.94	17.67
	Second Quarter	20.82	17.76
	Third Quarter	17.85	13.04
	Fourth Quarter	16.90	13.08

2016	First Quarter	20.86	12.47
	Second Quarter	27.70	19.53
	Third Quarter	31.32	25.45
	Fourth Quarter	25.96	18.99

2017	First Quarter	25.57	21.14
	Second Quarter (through the Pricing Date)	24.57	22.22

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 2, 2014, which has been filed as Exhibit 5.1 to Bank of Montreal’s Form 6-K filed with the SEC on July 3, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 2, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed on July 3, 2014.